[Letterhead of Sutherland Asbill & Brennan LLP]

May 24, 2010

Christina DiAngelo
Staff Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

    Re:         Keating Capital, Inc.
Registration Statement on Form N-2 filed February 10, 2009
File No. 333-157217

Dear Ms. DiAngelo:

On behalf of Keating Capital, Inc. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company by telephone on May 14, 2010 regarding the Company’s registration statement on Form N-2 (File No. 333-157217) (the “Registration Statement”).  The Staff’s comments are set forth below and are followed by the Company’s responses.

Financial Statements

1.             We refer to the Company’s Financial Highlights on page F-8.  Please add portfolio turnover rates to the Financial Highlights.

Response:  Prior to January 1, 2010, the Company’s purchases and sales involved only short-term investments which are excluded from the calculation of portfolio turnover and, thus, there was no portfolio turnover for periods prior to January 1, 2010.  The Company’s only investment activity subject to the turnover calculation during the period ended March 31, 2010 was a $1 million investment in NeoPhotonics Corporation.  Since there were no sales of portfolio company investments during this quarterly period, there was no portfolio turnover.  The Company will include the appropriate turnover ratios (or a reference to such ratios not being applicable) in its financial statements in future periodic reports filed with the Commission.

Christina DiAngelo
Division of Investment Management

2.             We refer to disclosures in the Notes to the Financial Statements.  Please add the amount of purchases and sales of investments for the year to the Notes to the Financial Statements.

Response:  The Company had not made any purchases or sales of portfolio company investments prior to January 1, 2010.  Purchases and sales of short-term investments (comprised of certificates of deposits and money market funds) on a gross basis for the periods prior to January 1, 2010 are presented under the heading “cash flows from investing activities” in the Company’s statements of cash flows. For the quarter ended March 31, 2010, the Company disclosed in the notes to its financial statements that it had purchased a $1,000,000 investment in NeoPhotonics Corporation, which was the only portfolio investment activity during the period.   Short-term investment activity for the quarter ended March 31, 2010 was presented in the Company’s statements of cash flows. The Company will include the appropriate purchases and sales of investments in the notes to its financial statements in future periodic reports filed with the Commission.

3.             We refer to the line item entitled “Reimbursable expenses payable to Investment Adviser” in the Statements of Assets and Liabilities.  Please disclose the nature of this liability.

Response:  This liability represents amounts owed to Keating Investments, LLC, the Company’s investment adviser, for expenses paid by it which were expenses of the Company incurred by Keating Investments, LLC related to the raising of capital in the continuous public offering.   The Company will include this disclosure in the notes to its financial statements in future periodic reports filed with the Commission.

4.             Pursuant to Footnote 8 of Rule 12-12 of Regulation S-X, please state in a footnote the following amounts based on cost for Federal income tax purposes: (a) Aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for Federal income tax purposes.

Response:  The Company had not made any purchases or sales of portfolio company investments prior to January 1, 2010, and there was no unrealized appreciation or depreciation with respect to the Company’s securities as of December 31, 2009 and 2008. As of March 31, 2010, the cost basis of and the unrealized appreciation on the Company’s sole portfolio company investment were identical for both book and Federal income tax purposes.  The Company will include the appropriate Federal income tax disclosures in its financial statements in future periodic reports filed with the Commission.

5.             Pursuant to Section 7 of Rule 6-09 of Regulation S-X, please disclose parenthetically the balance of undistributed net investment income included in net assets at the end of the period in the Statements of Changes in Net Assets.

Christina DiAngelo
Division of Investment Management

Response:  The Company had no undistributed net investment income included in net assets as of December 31, 2009 and 2008 or as of March 31, 2010 and 2009.  The Company will include the appropriate disclosure of undistributed net investment income included in net assets (even if none) in its financial statements in future periodic reports filed with the Commission.

6.             We refer to the Company’s “Statements of Operations.”  Under Section 2(b) of Rule 6-07 of Regulation S-X, any component of expenses that exceed 5% of total expenses should be presented as a separate line item in the financial statements.  We note from disclosure on page F-4 that general and administrative expenses exceed 5% of total expenses for the year ended December 31, 2009.  Please break out any individual expenses within “general and administrative expenses” that individually exceed 5% of total expenses for the year ended December 31, 2009.

Response:  The Company had no individual expenses within “general and administrative expenses” or any other category of expense that individually exceeded 5% of total expenses for the year ended December 31, 2009, the period from May 9, 2008 (inception) to December 31, 2008, and the quarterly periods ended March 31, 2010 and 2009.  Any component of expenses that individually exceeds 5% of total expenses will be separately listed in the Company’s financial statements in future periodic reports filed with the Commission.

7.             We refer to the discussion of deferred offering costs on page F-12 in the Notes to the Financial Statements.  Please explain why the deferred offering costs were not amortized in a straight line in 2009.  Going forward, please show the amortization of the deferred offering costs for 2010.

Response:  Deferred offering costs are being charged against the gross proceeds of the offering, as a reduction to additional paid-in capital, on a straight-line basis beginning with the first common stock issuance and closing under the offering, which occurred on January 11, 2010, and continuing through the expiration of the offering period on March 31, 2011.  Accordingly, there was no amortization charge for deferred offering costs for the year ended December 31, 2009.  The amortization of deferred offering costs for the quarter ended March 31, 2010 were presented in note 5 to the Company’s financial statements.

8.             We refer to the Notes to the Financial Statements.  In Note 1, please disclose whether the Company is a diversified fund.  In Note 2, please disclose that actual results could differ from the estimates.  In Note 3, please disclose why $11,919 of the $41,387 Base Fees Payable for December 31, 2009 was recorded in Accounts Payable in the Statement of Assets and Liabilities and was not included in Management Fee Payable.

Response: In future periodic reports filed with the Commission, the Company will include disclosure that the Company is a closed-end, non-diversified investment company and will disclose that actual results could differ from estimates, in notes 1 and 2, respectively, to its financial statements.

Christina DiAngelo
Division of Investment Management

As of December 31, 2009, the aggregate Base Management Fee (“Base Fee”) liability payable from the Company to Keating Investments was $41,387, comprised of (i) $29,468 accrued as “Base Management Fees Payable to the Investment Adviser” in the Statement of Assets and Liabilities, and (ii) $11,414 included in “Accounts Payable” in the Statement of Assets and Liabilities.  The $11,414 included in Accounts Payable represents amounts (i.e., 25% of cumulative Base Fees earned) that Keating Investments had agreed to defer the collection of until the Company had completed at least one portfolio company investment.  As the Company completed its first portfolio company investment on January 25, 2010, the previously deferred Base Fees of $11,414 included in Accounts Payable at December 31, 2009, were paid to Keating Investments during the first quarter of 2010.

9.             We refer to the Fee and Expenses Table on page 17 of the registration Statement.  Please disclose on a supplemental basis the justification for assuming that the Company will sell $50 million worth of its common stock for purposes of the table.

Response:  The Company advises the Staff on a supplemental basis that it currently believes it has a reasonable expectation of selling $50 million of shares in the offering through the offering period which ends March 31, 2011.  The Company believes that it will be able to raise the additional amounts based on the network of broker-dealers that the Company has been building over the past year.

*         *         *

Christina DiAngelo
Division of Investment Management

In connection with responding to the Comment Letter, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                The Company further understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Investment Management in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515 or me at (202) 383-0966.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

cc:           Timothy J. Keating